SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 18, 2002

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Putting SCOR back on track
I – The SCOR Group situation as at 30 September 2002
II — The SCOR Group today
III – The future of SCOR Group is closely linked to a vigorous recovery plan, to take immediate effect
Outlook
Forthcoming announcements:

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2002

SCOR (Registrant)

By: /s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

Putting SCOR back on track

•	A thorough balance sheet review results in a net loss of €425m for the first nine months of the current fiscal year and in a projected net loss of approximately €400m for the Group in 2002

•	However, fundamentals for the 2002 year are encouraging

•	A vigorous recovery plan has been approved, to take immediate effect. It refocuses underwriting activities on products and regions that should quickly return the Group to profitability

•	A review of the company’s organisational structures, risk control system and corporate governance will be completed by January 2003

•	The recovery plan together with a €350-400m rights issue should put SCOR back on track, that of controlled development, solvency and profitability

"After being appointed Chairman of the Group on 4 November 2002, I requested an examination of the Group’s situation and its future prospects.

My request applied:

•	to the past, taking full account of the studies carried out by external actuaries and a detailed review of the third-quarter accounts for 2002,

•	to the present, with an in-depth study of the Group’s balance sheet, its assets and net worth,

•	and to the future, by adjusting our business objectives and the initial measures required to implement a recovery plan and launch our rights issue.

The findings of this in-depth review were presented to the Board of Directors on 15 November, after which the Board decided to act immediately to restore confidence in our Group and return it as quickly as possible to profitability.”

Denis Kessler — Chairman and Chief Executive of the SCOR Group

I — The SCOR Group situation as at 30 September 2002

Key figures

(in € million)	30 Sep 02		30 Sep 01		31 Dec 01

Gross written premiums	3,975		3,477		4,890
Net written premiums	3,505		2,953		4,122
Operating result	(432)		(315)		(461)
Pro-forma operating result	176	(1)	(100	)(2)	(246	)(2)
Group net income after tax	(425)		(199)		(278)
Pro-forma Group net income after tax	89	(1)	(60	)(2)	(138	)(2)

Investments (marked-to-market)	9,441		9,234		9,606
Net technical reserves	10,645		9,999		10,438
Group shareholders’ equity	794		1,382		1,318
Fully diluted Group adjusted NAV	1,006		1,486		1,369

Book value per share (€)	21.16		36.70		35.04

(1)	before exceptional items (increased technical reserves, realised capital losses and provisions for long term depreciation on the equity portfolio)

(2)	excluding WTC loss

I.1. Group income statement

Operating results rising sharply, but impacted by adjustments relating to the past

The operating result for the first nine months of 2002 amounts to a loss of €432m, compared with a loss of €315m for the same period in 2001.

This loss mainly stems from major balance sheet adjustments relating to the past (see I.2).

Excluding these items, the Group would have generated an overall operating profit of €176m, compared with a loss of €100m (excluding the WTC loss) for the same period in 2001.

Improved Group investment income, excluding capital losses and depreciations on the equity portfolio, despite a difficult financial environment

The slump in the equity markets generated €131m in losses for the Group over the first nine months of 2002 (due to capital losses on the equity portfolio) and a €137m provision for long-term depreciation (net of write-back).

Excluding the aforementioned items, caused by worsening stock market conditions, the Group net investment income stands at €458m, compared to only €357m for the first nine months of 2001.

After taking into account these adjustments on investments, net investment income amounts to €190m as at end-September 2002 compared to €357m as at end-September 2001.

Net income impacted by exceptional items

Excluding the exceptional items mentioned above, the Group would have posted a net post-tax profit of €89m at end-September 2002, compared to a loss of €60m at end-September 2001, which reflects the recovery in the reinsurance market.

The net loss of €425m posted at end-September (compared to a loss of €199m at end-September 2001) reflects all the adjustments made to SCOR’s balance sheet on both the asset and the liability sides.

I.2. Group balance sheet at end-September thoroughly reviewed

Before approving the accounts, the Board examined all the issues, particularly credit derivatives reinsurance, asbestos and pollution, WTC, deferred tax, the equity portfolio and goodwill.

Adjustments to liabilities

The Board of Directors conducted an in-depth review of the audits of SCOR’s technical data as at 30/06/02, which were carried out by independent actuaries (Milliman in the US and Bermuda, JS Cheng in Canada, and PriceWaterhouseCoopers in Europe and Asia). As a result of this review, the Board decided to bring all its Non-Life reserves in line with the best estimates recommended by these independent actuaries for all underwriting years. The additional technical reserves resulting from the conclusions of these studies and studies conducted by studies and studies conducted by SCOR were made in the third quarter accounts as follows:

•	Additional reserve of €154m for SCOR US, increasing its total reserves to €2.6bn. These additional reserves apply to all the underwriting years, in particular 1998-2001, and to Program Business activities (in which underwriting was discontinued at end-2001).

•	Additional reserve of €141m for Commercial Risk Partners, raising its total reserves to €1.2bn. These additional reserves mainly relate to prospective finite risk contracts for Workers’ Compensation in 1999 and 2000. Finite risk for such contracts were cut back significantly in first-half 2002 and the Group has discontinued its underwriting activities in this business line. After these adjustments, the reserves related to numerous finite contracts have reached the maximum guaranteed limit.

•	Additional reserve of €30m for the Credit and Surety business, to reach a total reserve of €435m. These additional reserves relate to credit derivatives reinsurance, the underwriting of which was discontinued in November 2001. Total reserves for credit derivatives have thereby been increased to €131m, i.e. 156% of claims expected on the basis of the latest S&P statistics available (1999-2001).

•	Additional reserves of €15m for exposure to asbestos and pollution risks, raising total reserves in this category to €159m so as to reflect recent legal developments in the USA.

Adjustments to assets

In addition to the depreciation of assets referred to in section I.1, the Group has decided not to book as an asset €70m of the €106m total tax credit generated by its 2002 losses. This is a prudent measure since excluding exceptional items, 2002 operating results are positive and SCOR expects a return to net profit in 2003, which should enable it to recover the existing tax credits.

     Overall, as a result of this thorough balance sheet review, SCOR has decided to:

•	Increase its reserves for the first nine months of 2002 by €340m

•	Book €268m in losses and long-term asset depreciations, while not booking as an asset €70m of its tax credit

•	Consequently post a Group net loss of €425m in its financial statements for the first nine months of 2002

•	And revise its 2002 full-year net loss projection accordingly to around €400m (compared to the €250m loss announced on 30 October).

	Pre-tax	Post-tax

Net income at 30 September 2002 before adjustments (1)	147	89
Adjustments:
• Increase in technical reserves	(340)	(270)
• Net write-downs for securities impairment	(137)	(89)
• Capital losses realised on securities portfolio	(131)	(85)
• Reduction in tax credit generated by 2002 losses		(70)
Total adjustments	(608)	(514)

Net income/(loss) at 30 September 2002 after adjustments (1)	(461)	(425)

(1)	Group share

II — The SCOR Group today

II.1. An encouraging 2002 performance

				% change at
Gross written premiums			% change at current	constant
(in € million)	End-September 2002	End-September 2001	exchange rates	exchange rates	End-December 2001

Property & Casualty reinsurance	1,723	1,364	+26%	+31%	1,876
Life & Accident reinsurance	1,230	1,119	+10%	+13%	1,503
Specialty reinsurance	1,022	994	+3%	+9%	1,511

Consolidated Gross written premiums	3,975	3,477	+14%	+19%	4,890

Gross written premiums for the first nine months of 2002 were up 14% compared with the same period in 2001. The Group has maintained its market positions and is benefiting from substantial rate increases, particularly in Property & Casualty (gross written premiums up 26%) and Large Corporate Accounts (gross written premiums up 56%).

2002 underwriting activities are generating a significant improvement in underwriting ratios [(claims + commissions) / earned premiums] net of retrocession at end-September: 97% for Property & Casualty and 93% for Speciality Reinsurance.

This improvement is also confirmed by the results of the subsidiary IRP (Irish Reinsurance Partners), which wrote a quota share of the Group’s P&C and Business Solutions retrocession in 2002, achieving an overall net combined ratio of 92.2% during the same nine-month period.

SCOR’s technical results for the first nine months of 2002 reflect improved business conditions, mainly due to a general increase in rates, in the context of an industrial upturn, and its increasingly selective underwriting policy.

Furthermore, renewal conditions currently under negotiation for 2003 are highly favourable.

II.2. A robust balance sheet in a financially volatile environment and an improvement in gearing

The Group’s investments — around €10bn — mainly comprise bonds (67% of the total), of which more than 70% is sovereign debt or AAA-rated corporate debt. Cash accounts for 18.7% of total assets, real estate represents 5.0% and cash deposits 5.6%. Over the last 12 months, the equity portfolio has been scaled down to only 3.7% of total investments.

As of today, net unrealised capital gains before tax total €294m, taking into account €57m of losses on the equity portfolio, €114m of gains in real estate and €237m of gains on bonds. Part of the unrealised capital gains on the bond portfolio is linked to technical commitments in life & non-traditional reinsurance.

As at 30 September 2002, debt stands at €991m, compared to €1,098m at 30 June 2002. Total shareholders’ equity amounts to €794m, Group adjusted NAV to €1,006m, while equity and quasi-equity total €1,906m.

III — The future of SCOR Group is closely linked to a vigorous recovery plan, to take immediate effect

The Board of Directors has approved a Recovery Plan for SCOR Group. In this context, the Board has made several decisions, with immediate effect, regarding the underwriting strategy, the resulting capital reallocation and the financial limits and targets set for 2003-05.

In a market where rates are rising sharply, the Group plans to cut its underwriting activity by more than €600m in 2003, i.e. a more than 10% drop compared to levels reached in 2002.

Furthermore, a selective underwriting policy will be pursued, allowing SCOR to refocus its activities on the most profitable business lines and regions, where the Group benefits from a recognised competitive edge. The Group will manage its underwriting activity more effectively through tighter control of its commitments and overall aggregates.

III.1. Refocusing of underwriting strategy

The Group’s underwriting strategy will now target selected profitable segments, such as Life & Accident reinsurance, Large Corporate Accounts and, in Property & Casualty reinsurance, short-tail business and non-proportional treaties.

It will focus on two key regions, Europe and Asia-Pacific, while in the meantime significantly scaling down its activities in the USA and Bermuda.

a)  New product priorities

Property & Casualty: significant rebalancing

The Group will continue to reduce its exposure to the US market, with a decline in premium revenue of around 30% in 2003 compared to 2002. Reductions will be concentrated in the underwriting of long tail business (particularly facultative liability) in the USA. At the same time, SCOR will continue to pursue selective growth in Europe and Asia-Pacific and reduce its commitments in the least promising emerging markets.

Life & Accident: continued growth

SCOR is already one of the key players in this buoyant market. The Group hopes to strengthen its position in Latin markets (France, Italy, Spain, Latin America) as well as in Belgium and Switzerland, where it is one of the top providers, while enhancing its presence in Germany, Canada and the USA. It also intends to expand in other markets as opportunities arise.

Regarding products, SCOR is prioritising long-term risks (death, long-term care, life annuities etc.), while progressively scaling down unprofitable short-term risks (illness, incapacity).

Specialty reinsurance

•	Tighter targeting of Large Corporate Accounts

The Business Solutions Division intends to consolidate its leadership in Major Industrial Risks from its four main world centres (Paris, New York, London and Hong Kong). Pending a recovery of investments in the new technology and space sectors, SCOR will focus primarily on energy, construction, services and large projects.

The Group will also reduce significantly its Liability underwriting in the USA and will focus its growth on short-tail business lines. Lower income in the USA should be offset by premium growth in other markets.

•	Sharp scaling-down of non-traditional reinsurance

The reduction in Commercial Risk Partners’ activities, already initiated in the first half of the year, will be very substantial and will primarily concern sectors generating losses accounted for this year. This subsidiary will now focus on developing its traditional business of underwriting those finite risks which generated steady profits between 1991 and 2000. The expected scale of the reduction in business is 80% at end-2003, compared to 2001.

•	Refocusing of the Credit and Surety activity

SCOR has substantially scaled down its Credit and Surety business in the USA since the end of 2000 and completely discontinued writing credit derivatives reinsurance contracts in November 2001.

The Group will now focus on traditional credit insurance business, more particularly in Europe, where SCOR has traditionally been profitable. There should be an overall reduction in premium volume of around 70% in 2003 compared to 2001.

b)  Rapid reduction in exposure to US risks

SCOR will focus on two priority regions, Europe and Asia-Pacific, while significantly scaling down its activities in the USA and Bermuda.

Following the termination of its underwriting activities in Surety and Health (end-2000) and Program Business (end-2001), the Group’s activity in the USA will continue to shrink, notably in Liability and in long-tail businesses. A more than 30% overall reduction in business is anticipated in 2003 compared to 2001.

c)  Reallocation of capital to reflect new underwriting priorities

SCOR’s capital will be reallocated, with priority given to the underwriting segments identified as offering the best prospects for rapid profitability and in which the Group has traditionally demonstrated its know-how.

III.2. The recovery plan also involves a streamlining of SCOR Group which will be announced by the end of January 2003

The organisation of SCOR Group will be adjusted in line with the new targets mentioned above.

To improve efficiency, the Group will need to cut its overheads by at least 15% over two years, which will enable it to adapt its organisation to the drop in written premiums.

This recovery plan will also require optimisation of SCOR’s geographic network, skills base and capital expenditure, coupled with a substantial strengthening of risk control activities.

The Risk Control and the Group Internal Audit division will be restructured and strengthened, notably by appointing a Chief Reserving Actuary, and the chain of responsibilities will be reviewed. Financial communications will also be reviewed in depth.

This reorganisation will also involve defining a new reporting structure and asset-liability management (ALM) policy focusing on security, in line with our new risk profile.

Lastly, measures will also be introduced to tighten up corporate governance policy. SCOR is preparing to adapt its structures in line with the market best practice, particularly to satisfy the provisions of the US Sarbanes-Oxley Act and the recommendations of the Bouton Committee on Corporate Governance. Decisions will be announced at the beginning of 2003. The task of analysing the roles of the Board and its committees has been entrusted to Allan Chapin, an independent Director of the SCOR Group.

III.3. The recovery plan should allow SCOR to comply with the limits and the financial objectives set to restore profitability as from 2003.

We first need to improve our solvency levels as from 2003, with the aim of achieving an Equity + Quasi-equity / Net Premiums ratio of between 40% and 50%.

We have also set strongly defined limits for our underwriting policy: in 2003, these call for a net combined ratio of less than 96% in Non-Life and of less than 95% in Business Solutions, as well as an operating margin in excess of 3% in the Life & Accident business.

Taking into account market conditions and prospects, this recovery plan, combined with the rights issue, should allow us to return to profitability as from 2003, with a target ROE (after equalisation reserves and after tax) of more than 10%.

*     *
*

Outlook

Overall, SCOR’s balance sheet has been reviewed in depth and the full impact of this review is reflected in the Group’s financial statements as at end-September 2002.

The recovery plan has the following key objectives:

•	To achieve a return to profitability as from 2003;

•	To generate strong performances in 2004 and 2005.

To implement this plan without delay, SCOR needs to restore its shareholders’ equity to a level comparable with that at end-December 2001. Consequently, for the first time since 1985, SCOR is going to call on its shareholders for funds that will allow the Group to:

•	maintain its underwriting capacity in the profitable business lines it has chosen to focus on

•	capitalise on its existing customer base and maintain customer confidence in the long term which should help a favourable rating revision.

The Board has decided upon a capital increase which should raise a total of between €350m and €400m.

Around ten existing shareholders have already indicated their intent to exercise their subscription rights and even to increase their stake, which would represent half of the intended total amount.

Commenting on the future plan of the SCOR Group, CEO Denis Kessler said:

“Putting SCOR back on the right track is at the heart of the recovery plan. This plan has been approved by the Board, which has assured me of its full support, and the whole management team is fully committed to its implementation. The forthcoming rights issue will provide the means to achieve the plan’s objectives. We will then need to deliver in the weeks and months to come. And we shall.”

Forthcoming announcements:

End January 2003:

•	Update on the implementation of the above strategic measures

•	Announcement of restructuring measures

•	Introduction of new corporate governance framework.

End February 2003:

•	Publication of 2002 financial statements

•	Update on 2003 renewals activity.

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company and in the Form 20-F for the year 2001 filed with the U.S. Securities and Exchange Commission on May 14, 2002.